2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone (919) 783-4603
Facsimile (919) 783-4535
Email roselyn.bar@martinmarietta.com
Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary
December 1, 2008
BY EDGAR AND FAX
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:      Martin Marietta Materials, Inc.
Dear Mr. Schwall:
In connection with your letter to Ms. Anne H. Lloyd, Chief Financial Officer of Martin Marietta Materials, Inc. dated October 31, 2008, we intend to provide responses to your letter no later than December 12, 2008.
Very truly yours,
Roselyn R. Bar
cc:      Donald F. Delaney